SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of October 2010
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

          On September 29, 2010, Telvent GIT, S.A.’s subsidiary, Telvent Canada Ltd., signed a lease with Remington Development Corporation (the “Landlord”) for office space to be developed at 49 Quarry Park Blvd. SE Calgary, Alberta Canada. The lease is for a term of ten years commencing November 1, 2013 and ending October 31, 2023. The total space to be leased is 90,855 square feet within a 101,150 square foot building. The basic annual rent for years one through five is $2,384,943.75 CDN and for years six through ten is $2,623,892.40 CDN. Telvent Canada will also pay a proportionate share of operating costs and real property taxes. Telvent Canada is entitled to take non-exclusive possession of the leased premises during the period May 1, 2013 to June 30, 2013 (the “Fixturing Period”) in order to carry out work to prepare the leased premises for occupancy. No rent is payable during the Fixturing Period provided Telvent Canada does not commence business operations in the leased premises. Additionally, Telvent Canada has an early access period free of the basic rent from July 1, 2013 to October 31, 2013.
          The lease includes an option to extend the term of the lease for one additional five-year renewal term. Telvent Canada has an option exercisable prior to the start of the Fixturing Period to lease any additional available space in the building, and if Telvent Canada Ltd. exercises such option, the additional space will form part of the leased premises under the lease. In addition, during the term of the lease, Telvent Canada will have an ongoing right of first refusal to lease additional space in the building on the same terms and conditions contained in a bona fide offer received by the Landlord from any third party dealing at arm’s length with the Landlord.
          This lease will replace the lease for the property located at 200, 10333 Southport Road S.W., Calgary, AB, Canada, T2W 3X6, which will terminate on July 31, 2013.
          A copy of the lease is furnished hereto as Exhibit 4.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio Gonzalez
	Name:	Ignacio Gonzalez
	Title:	Chief Executive Officer

Date: October 13, 2010

Exhibits

Exhibit Number	Description
4	Office Lease, dated September 29, 2010, by and between Telvent Canada Ltd. and Remington Development Corporation.